June 24, 2024

VIA CORRESPONDENCE

Division of Corporation Finance

Office of Trade & Services

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attn:

Anastasia Kaluzienski

Robert Littlepage

Re:	VNET Group, Inc.
Form 20-F for the Year Ended December 31, 2023
Filed April 26, 2024
File No. 001-35126

Dear Ms. Kaluzienski and Mr. Littlepage:

This letter sets forth the response of VNET Group, Inc. (the “Company”) to the comments contained in the letter dated June 10, 2024, from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) regarding the Company’s annual report on Form 20-F for the fiscal year ended December 31, 2023 (the “Form 20-F”).

For ease of review, we have set forth below each of the numbered comments of the Staff’s letter in bold and our responses thereto. Further, we will include the revisions proposed in our responses to the Staff’s comments in future annual report filings with the Commission, after the Staff’s completion of its review of our responses. All capitalized terms used but not defined in this letter shall have the meaning ascribed to such terms in the Form 20-F.

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Form 20-F for the Fiscal Year Ended December 31, 2023

Introduction, page 1

1. We note that you have excluded Hong Kong and Macau from your definition of "China" or "PRC" for the purpose of your annual report, yet it appears that you have Hong Kong subsidiaries. Please remove the exclusion of Hong Kong and Macau from such definition and clarify that the legal and operational risks associated with operating in China also apply to operations in Hong Kong/Macau. In this regard, ensure that your disclosure does not narrow risks related to operating in the PRC to mainland China only. Where appropriate, you may describe PRC law and then explain how law in Hong Kong/Macau differs from PRC law and describe any risks and consequences to the Company associated with those laws.

Response: In response to the Staff’s comment, the Company proposes to revise the definition of “China” or “PRC” in the Form 20-F in future filings as follows, with the added disclosure underlined and the removed disclosure crossed out for ease of reference:

Page 1 of the Form 20-F.

•           “China” or the “PRC” refers to the People’s Republic of China, ~~excluding, for the purpose of this annual report only, Hong Kong, Macau and Taiwan;”~~ and only in the context of describing PRC laws, regulations and other legal or tax matters in this annual report, excludes Hong Kong and Macau;”

The Company also proposes to further supplement the risk factors section by inserting the below disclosure to clarify that risks associated with operations in mainland China also apply to Hong Kong, with the added disclosure underlined for ease of reference:

Page 18 of the Form 20-F

An investment in our ADSs involves significant risks. The operational risks associated with being based in and having operations in mainland China also apply to operations in Hong Kong. The legal risks associated with being based in and having operations in mainland China are expected to apply to mainland China entities and businesses, rather than entities or businesses in Hong Kong which operate under a different set of laws from mainland China. Below is a summary of material risks we, our subsidiaries and VIEs face.

Financial Information Related to the VIEs and Parent, page 13

2. In future filings please label your tables as "Condensed Consolidating" instead of "Condensed Consolidated."

Response: The Company acknowledges the Staff’s comment. In response to the Staff’s comment, the Company will label the tables as “Condensed Consolidating” instead of “Condensed Consolidated” in the Form 20-F in future filings.

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If you have further questions or comments regarding, or require further information or clarification of, any of the responses provided in this letter or if the Commission has any questions with respect to Company’s Annual Report on Form 20-F, please contact James C. Lin of Davis Polk & Wardwell LLP at +852 2533 3368 or james.lin@davispolk.com.

Thank you for your time and attention.

Yours sincerely,

/s/ Qiyu Wang
Name: Qiyu Wang
Title: Chief Financial Officer

cc:

Mr. Sheng Chen, Interim Chief Executive Officer

VNET Group, Inc.

Mr. James C. Lin, Partner

Davis Polk & Wardwell LLP